

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

October 27, 2005

<u>via U.S. Mail</u>
Gerald W. Haddock
Chairman and Office of the Chief Executive Officer
Sabine Production Partners, LP
512 Main Street, Suite 1200
Fort Worth, Texas 76102

> **Re: Sabine Production Partners**
> **Amendment No. 1 to Registration Statement on**
> **Form S-4**
> **File No. 333-127203**
> **Filed October 7, 2005**

Dear Mr. Haddock:

We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-4

General

1. We remind you of prior comments 1, 2 and 3.

2. Please monitor the need to include updated financial statements.

3. We note your response to prior comment 5. Include a bullet point listing of the principal risks on the cover page, and revise the cover page to limit it to one page. Also remove the tabular disclosure that currently appears on the second page.

4. Ensure that your footnotes have an appropriate point of reference and that your tables include correct and unambiguous headings. For example, you include "footnotes" at pages 100 and 101, but the table in each case does not include the referenced numbers. Also, column headings at page 100 (referring to 2004) and page 101 (the last two headings are identical) appear to require revision or further clarification.

5. You will expedite our review by indicating precisely where you have made responsive changes. For example, it is unclear where you made changes responsive to the second sentence of prior comment 13 and where you made the changes you reference in the second and third sentences of your response to prior comment 44. We restate the first sentence of prior comment 25, as we could find no disclosure directly responsive to that item. With regard to prior comment 28, we note that the Risk Factors section now fills 29 pages. Please address each of these points in your response.

Explanatory Note

6. We note your response to prior comment 12. You indicate that you will provide additional soliciting materials to all applicable holders to the extent there is a fundamental change in the prospectus/proxy statement. We remind you of your obligation to provide additional soliciting materials in the event of a material change in the statements made, as you acknowledge on page 65. See Rule 14a-9. Please confirm your understanding in this regard.

Partnership's Form of Notice of Meeting of Unit Holders

7. We note your response and revisions to prior comment 39. Please ensure that consistent changes have been made throughout the proxy statement/prospectus,

including the Notice of Meeting and Letter to Shareholders, to reflect the new proposal 4.

Prospectus Cover Page

8.   Ensure that your disclosure is balanced and complete. For example, it appears more complete to disclose that you expect administrative costs to be higher than in the past, rather than suggesting that they will be "relatively comparable" to historic administrative costs.

9.   We note the new disclosure at page 88 and in footnotes 2 on pages 100 and 101 regarding your expectations about future administrative costs. Expand the new discussion at page 88 or elsewhere to disclose the basis for such assumptions in greater detail. See the fourth sentence of prior comment 8.

Where you can find more information, page 1

10.   The new disclosure in the third sentence of the third paragraph appears inappropriate. Please revise accordingly.

Questions and Answers About the Transaction, page 3

"Was an independent representative engaged on behalf of SRT unit holders…?"

11.   We note your response and revisions to prior comment 18. Please revise the discussion that appears here and on page 71 to elaborate upon why you believe that "any fairness determination that [you] would obtain or initiate from a valuation expert that [you] would select would be of limited benefit." Tell us whether this was solely a function of the cost of obtaining an opinion or whether there are other reasons that form the basis for your belief.

"What is the likely date, time and place of the meeting should it be called?"

12.   You indicate here, and in the Letter to Shareholders and pages 65 and 66, that you do not plan to deliver proxy cards authorizing you to call the meeting "until you have *solicited* the affirmative vote of approximately 40% in interest of the SRT unit holders" (emphasis added). Revise to indicate, as you have on page 13, that you will not deliver proxy cards authorizing you to call the meeting "unless you *have* the affirmative vote of approximately 40% in interest of the SRT unit holders" (emphasis added).

"Does delivery of an executed proxy card to call the meeting also give Sabine Production Partners the right to vote my units at any subsequently called meeting?"

13.   See prior comment 21. We note your response, however, the comment was directed at the language you use indicating that you have the right to vote units at *any* subsequently called meeting. This implies that you may vote units at future meetings in addition to the special meeting for which you are specifically seeking authorizations to call. Please remove this implication and clarify that proxies may only be voted at the special meeting.

Risk Factors, page 26

14.   We reissue prior comment 29 insofar as mitigating language remains ("To limit these risks") or has been added ("Although when exercising our reset option.").

Unaudited Pro Forma Condensed Combined Financial Statements, page 57

15.   We have read your response to prior comment 37 and have further considered the propriety of including pro forma combined financial statements in your absence of having adequate access to the underlying financial records of Sabine Royalty Trust. We have concluded that, due to your inability to obtain sufficient information to properly determine pro forma adjustments that are factually supportable, as required by Regulation S-X, Rule 11-02(b)(6), you should omit the unaudited pro forma condensed combined financial statements from your filing. Disclosure should be made indicating why you are unable to comply with the requirements of Regulation S-X, Rule 11-02. Additionally, please adjust any other disclosures that previously included information derived from your pro forma financial statements, utilizing in their place the historical information you have available, and clearly disclose why you are using the historical information and your inability to determine pro forma information.

The Meeting, page 65

Solicitation of Proxies, page 68

16.   Please remove your indication that you may solicit proxies by "electronic means" considering your response to prior comment 40 indicates otherwise.

The Transaction, page 73

17.   See prior comment 43 and your revisions starting on page 76. Please briefly revise your discussion to elaborate upon why it is not "free from doubt" that the affirmative vote to eliminate the applicability of the prudent investor rule will significantly abrogate the Trustee's obligation to evaluate the fairness of the transaction.

Cash Distribution Policy, page 99

18.   Disclose the information you provide in the first sentence of the last paragraph on page 31 of your October 7 letter of response regarding the absence of an initial term for those items.

19.   We have read your response to prior comment 45 and have the following additional suggestions:

- Though your proposed additional disclosure of the "rationale for cash distribution policy" addresses the quantitative aspects of your policy, it does not sufficiently address the qualitative aspects underlying the policy that will aid investors in evaluating the merits of your proposal. Please expand your disclosure to more fully address the underlying reasons for your cash distribution policy and the effects it will have on your prospective business operations.

- It would appear that, at this time, the latest date for which the 12-month average monthly cash distribution rate paid by SRT to holders of the SRT units could be determined would be as of September 30, 2005, rather than October 31, 2005. Please revise your disclosure accordingly, or explain to us how you were able to determine the amount for the 12-month period ended October 31, 2005.

- Briefly summarize in this section the associated risks surrounding your investment strategy, which you note in your response are included elsewhere throughout the filing.

- Expand the tabular presentation of your unaudited estimated cash available for distribution, depicting the amount of available cash you would have had in fiscal 2004, and in the twelve months ended June 30, 2005, in columnar format, to illustrate: (i) the complete underlying historical amounts of SRT, prepared on a modified cash basis of accounting as described in Note 2 to SRT's financial statements, as your starting point; (ii) any adjustments, with detailed explanations and calculations associated with each adjustment; and (iii) the resulting estimated amounts.

- Include in the tabular presentation of your unaudited estimated cash available for distribution separate line items that disclose the minimum gross amounts of available cash required, compared to your estimated distributable cash, and the resulting excess/shortfall.

- Incorporate a detailed section which addresses your assumptions and considerations related to your cash distribution policy disclosures.

Reset Option, page 102

20.   In your response, you state that "The First and Second Target Distribution levels are 10% and 20% above the minimum monthly distribution amounts." Though the First Target Distribution level amounts in your table on page 103 appear to be calculated in accordance with this statement, the Second Target distribution level amounts appear to have been determined using a higher percentage than the stated "20% above the minimum monthly distribution amounts." Please review your calculations and revise, if necessary. Alternatively, if your calculations are correct, clarify the described calculation method in your filing.

21.   We partially reissue our prior comment 25. Although you have supplemented the disclosure on page 102 to delineate the general parameters the General Partner must follow in establishing a lower minimum distribution amount, it is not clear from the disclosure that there is no floor applicable to the distribution amount established by the General Partner in the event that it is capable, by virtue of the formula, of exercising the reset option. Please revise or explain why further revision is unnecessary.

22.   Explain to us how the potential variance levels were chosen for the table, and consider including larger decline rates such as 50% and 75%. If you believe that the inclusion of those rates would be inappropriate, explain why.

Certain Relationships and Related Party Transactions, page 129

23.   We note your revisions in response to prior comment 49 that appear on page 129. Please revise the disclosure that appears elsewhere in the document, such as in your discussion on pages 76-77, to include your indication that, notwithstanding majority approval, the Trustee could still withhold its consent to the trust agreement amendments.

Material Federal Income Tax Considerations, page 153

24.   Revise to refer to material federal income tax "consequences."

25.   To eliminate any potential for ambiguity, plainly state counsel's basic opinion, including that you will be treated as a partnership for federal income tax purposes. We note the reference to your reliance on that opinion at page 156.

26.   You indicate at page 167 that counsel is unable to opine on your method of
        making allocations because "use of this method may not be permitted under
        existing Treasury regulations." In light of counsel's non-opinion in these
        circumstances, explain in necessary detail how your management became
        comfortable making allocations in this manner. Also explain further the nature of
        counsel's uncertainty in that regard. Make clear whether it believes that there is a
        problem with use of this method.

27.   Similarly, revise to explain why counsel indicates at page 168 that it is "unable to
        opine on the validity of any of these positions." We may have additional
        comments.

Exhibits 5.1, 8.1 and 8.2

28.   Ensure that you file signed versions of each opinion, marked with conformed
        signatures to reflect that the document has in fact been signed. We note also that
        the signature page of the document you file as exhibit 8.2 appears to include a
        header reference to a different date.

Engineering Comments

Questions and Answers About the Transaction, page 8

Why is the Partnership Proposing This Transaction? page 8

29.   Regarding your response number 51 of your letter dated October 7, 2005, please
        provide your complete engineering evaluation that supports your statement that
        the useful life of the oil and gas properties may be substantially depleted in eight
        to ten years. Alternatively, revise or remove this statement here and wherever
        else in the document it occurs.

30.   Your disclosure concerning the decline rate appears to be overstated in that you
        describe it as a "marked decline in production" but it actually calculates out to be
        about a 5% decline rate per year. This decline rate appears to be more favorable
        than the average decline rate in the industry. Therefore, please revise your
        disclosure here and wherever else this occurs to describe the recent historic
        production performance in a more accurate manner.

Our Strategy Following the Transaction, page 19

Utilization of Advanced Technical Capabilities, page 19

31.   You state that you will monitor operators of your properties to evaluate and promote their compliance with industry standards for prudent operations. Please provide us a copy of these industry standards for prudent operations and the regulatory body or industry association who implements and enforces them.

32.   You also state that historically the Trustee, by the terms of the trust agreement, has been restricted to merely receiving cash distributions from the legacy assets and distributing the cash and, therefore has not been, to your knowledge, able to monitor or enforce compliance by the operators. We are not clear on the compliance that you are referring to. Compliance of state oil and gas regulations are monitored and enforced by the appropriate state regulatory agencies. Please clarify and explain how you will be able to monitor and influence the operators and cause to be deployed the methods you mention if you are restricted by the same trust and operating agreements. As we understand, a non-operator only has the ability to sue an operator for gross negligence. You appear to be suggesting that you will be able to do much more. Please explain this further to us and provide support for your position.

33.   Please expand your disclosure to include that ASP technology is not beneficial in every field or every waterflood, may cost significantly more than $2 to $4 per barrel and there is no conclusive evidence that recoveries will increase for every application by the amount suggested by Surtek, or at all.

Focus on Operational Efficiency, page 19

34.   We could not find where you disclosed that all of the legacy assets are operated by others. Please specifically tell us where this disclosure appears.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of an amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Donald Delaney at (202) 551-3863 or in his absence, Karl Hiller, Accounting Branch Chief at (202) 551-3686 if you have comments on the financial statements and related matters. You may contact James Murphy, Petroleum Engineer, at (202) 551-3703 if you have questions regarding the engineering comment. Please contact Mellissa Campbell Duru, at (202) 551-3757, or Timothy Levenberg, Special Counsel at (202) 551-3707 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: via facsimile
Joseph A. Hoffman, Esq.
Andrews Kurth LLP
(214) 659-4401 (fax)